UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 33-92894

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: _____________________________

PART I - REGISTRANT INFORMATION

Full name of registrant:	Aly Energy Services, Inc.

Former name if applicable:

Address of principal executive office (street and number):	3 Riverway, Suite 920

City, state and zip code:	Houston, Texas 77056

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Management, the Audit Committee and the auditors require additional time to complete their review of fixed asset disposals, including certain disposals which may have taken place in prior periods in connection with the significant recapitalization transaction initiated during the year ended December 31, 2016. The registrant is unable to eliminate the need for additional time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alya Hidayatallah	(713)	333-4000
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [see attachment 1]

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Aly Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2019	By:	/s/ Alya Hidayatallah
Printed Name: Alya Hidayatallah
Title: Chief Financial Officer

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Attachment 1

Significant changes in the results of operations for the year ended December 31, 2018 from that reported for the year ended December 31, 2017 arise from two principal factors:

1.	On January 31, 2017, in response to an extended downturn in the oilfield services industry from 2015 through 2016, we completed an operational restructuring and we delevered the business by successfully entering into a capital restructuring transaction (“Recapitalization”). Our results for the year ended December 31, 2017 were significantly impacted by one-time charges and income related to the Recapitalization which did not recur during the year ended December 31, 2018.

2.	Our business depends to a significant extent on the level of unconventional resource development activity and corresponding capital spending of E&P companies onshore in the U.S. These activity and spending levels are strongly influenced by the current and expected oil price. From 2016 throughout most of 2018, oil prices and the U.S. land-based drilling rig count, an indicator of overall drilling activity of our customers, steadily increased. As a result, we experienced increases in demand for our services when comparing 2018 to 2017. The improvement in our operating results when comparing the year ended December 31, 2018 to the year ended December 31, 2017 is primarily due to the increase in prices we charged to our customers on our existing products and services and our ability to maintain a lean cost structure.

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